Exhibit 99.1

STANDARD LITHIUM PROVIDES QUARTERLY ATM SALES UPDATE

VANCOUVER, BC, July 5, 2024 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI), a leading near-commercial lithium company, today provided a quarterly update with respect to the Company’s previously announced “at-the-market” equity program (the “ATM Program”) launched on November 17, 2023. The ATM Program allows the Company to issue and sell, from time to time, up to US$50,000,000 (or the Canadian dollar equivalent) of its common shares (“Common Shares”) from treasury to the public, at the Company’s discretion, pursuant to a sales agreement (the “Sales Agreement”) between the Company, Citigroup and Canaccord Genuity (collectively, the “Agents”).

During the quarterly period ended June 30, 2024, the Company issued a total of 147,700 common shares on the TSX Venture Exchange (the “TSXV”) at an average price of C$1.58 per share and 1,144,800 common shares on the NYSE American LLC (the “NYSE American”) at an average price of US$1.17 under the ATM Program, providing gross proceeds of C$232,905 and US$1,339,739, respectively. Commissions of C$5,823 and US$33,493 were paid to the Agents, in relation to these distributions. No issuances have been completed under the ATM Program since April 10, 2024.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated direct lithium extraction and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSXV and the NYSE American under the symbol “SLI”.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Investor and Media Inquiries

Chris Lang

Director of Finance

investors@standardlithium.com